MEGAWEST ENERGY CORP.

STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the MEGAWEST ENERGY CORP. (the "Company") Stock Option Plan (the "Plan") and evidences that ____________________ is the holder of an option (the "Option") to purchase up to ____________________ common shares (the "Shares") in the capital stock of the Company at a purchase price of $__________ per Share. Subject to the provisions of the Plan:

(a)	the Award Date of this Option is ____________________; and
(b)	the Expiry Date of this Option is ____________________.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to Megawest Energy Corp. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this ______ day of _______________________.

MEGAWEST ENERGY CORP.

Per: